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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2002

                              CONVERIUM HOLDING AG
                     -------------------------------------
                 (Translation of registrant's name into English)
                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                     -------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X        Form 40-F
                               --------             --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No   X
                                -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                      Converium Holding Ltd, Zug

    ZUG, Switzerland--(BUSINESS WIRE)--Oct. 28, 2003--Converium today reports on its financial results for the third quarter 2003 and for the first nine months of 2003.

    Strong performance in non-life continues, both in Standard
    Property & Casualty Reinsurance and in Specialty Lines

    Strong reserve levels for Guaranteed Minimum Death Benefit (GMDB) business

    Strong capital position maintained


                                       3Q 2003     3Q 2002     Change
                                       quarter-    quarter-
                                       to-date     to-date
                                    ----------------------------------
Gross premiums written              US$ 1,009.6   US$ 745.0     +35.5%
                                        million     million
Net premiums written                  US$ 887.4   US$ 697.3     +27.3%
                                        million     million
Net premiums earned                   US$ 918.6   US$ 754.8     +21.7%
                                        million     million
Non-life combined ratio                    95.7%      112.1% -16.4 pts
Total investment income yield(1)            2.9%        6.7%  -3.8 pts
Total investment return(2)                  3.5%        4.9%  -1.4 pts
Operating income (loss) (pre-tax)      US$ 56.4   US$ -71.2 +US$ 127.6
                                        million     million    million
Net income (loss)                      US$ 44.3    US$ -5.6  +US$ 49.9
                                        million     million    million
Earnings per share                     US$ 1.12   US$ -0.14  +US$ 1.26
Return on equity(3)                        10.2%       -1.4% +11.6 pts
Cash flows from operating activities  US$ 331.4   US$ 235.2     +40.9%
                                        million     million
Shareholders' equity as per 9/30    US$ 1,940.0 US$ 1,659.5     +16.9%
                                        million     million
Book value per share as per 9/30       US$ 48.77   US$ 41.72    +16.9%


    Dirk Lohmann, Converium's Chief Executive Officer, commented:
"Converium continued to benefit from the reshuffling in the reinsurance industry. The strong performance of our non-life segments, Standard Property & Casualty Reinsurance and Specialty Lines, continued and reflects Converium's strong global franchise and the disciplined execution of our strategy that allow us to benefit from the current attractive market conditions."
    Dirk Lohmann added: "We have as promised further addressed our GMDB reserving position in the third quarter. Following a series of claims audits, additional in-depth analyses and resulting enhancements to our models, we have strengthened our total net reserves by US$ 14.3 million to US$ 58.1 million. In addition we have secured the ability to call upon additional reinsurance protection of up to US$ 75.0 million in excess of the newly strengthened carried reserve levels as at September 30, 2003. We presently believe that this additional reinsurance protection provides adequate coverage to protect Converium against any significant movement in the key variables and assumptions within our existing models."
    For the three months ended September 30, 2003, Converium reported a net income (after-tax) of US$ 44.3 million; earnings per share were US$ 1.12. For the three months ended September 30, 2003, Converium reported a return on equity(3) of 10.2%. For the three months ended September 30, 2003, gross premiums written were US$ 1,009.6 million, net premiums written were US$ 887.4 million, and net premiums earned were US$ 918.6 million. For the three months ended September 30, 2003, Converium reported total investment results of US$ 52.9 million, including net realized capital losses of US$ 1.3 million, resulting in a total investment income yield(1) of 2.9%, a decrease of 3.8 percentage points compared to the same period of the previous year
(3Q 2002 quarter-to-date: 6.7%). Converium reported total investment returns of US$ 63.8 million or 3.5%, a decrease of 1.4 percentage points compared to the same period of the previous year (3Q 2002 quarter-to-date: 4.9%). Total revenues increased by 18.5% to US$ 971.5 million (3Q 2002 quarter-to-date: US$ 820.1 million). Cash flows from operating activities increased by 40.9% to US$ 331.4 million (3Q 2002 quarter-to-date: US$ 235.2 million).


                                    3Q 2003       3Q 2002      Change
                                  year-to-date  year-to-date
                                 -------------------------------------
Gross premiums written            US$ 3,222.1  US$ 2,518.7      +27.9%
                                      million      million
Net premiums written              US$ 2,971.3  US$ 2,388.8      +24.4%
                                      million      million
Net premiums earned               US$ 2,715.4  US$ 2,271.9      +19.5%
                                      million      million
Non-life combined ratio                  97.7%       104.2%   -6.5 pts
Total investment income yield(1)          3.5%         4.1%   -0.6 pts
Total investment return(2)                5.7%         3.0%   +2.7 pts
Operating income (pre-tax)          US$ 144.7     US$ 32.5  +US$ 112.2
                                      million      million     million
Net income                          US$ 128.9     US$ 26.0  +US$ 102.9
                                      million      million     million
Earnings per share                    US$ 3.24     US$ 0.65  +US$ 2.59
Return on equity(3)                       9.9%         2.2%   +7.7 pts
Cash flows from operating           US$ 904.0    US$ 511.9      +76.6%
 activities                           million      million(4)


    For the nine months ended September 30, 2003, Converium reported a net income (after-tax) of US$ 128.9 million; earnings per share for the period were US$ 3.24. For the nine months ended September 30, 2003, Converium reported a return on equity(3) of 9.9%. For the nine months ended September 30, 2003, gross premiums written were US$ 3,222.1 million, net premiums written US$ 2,971.3 million, and net premiums earned US$ 2,715.4 million. For the nine months ended September 30, 2003, Converium reported total investment results of US$
183.4 million, including net realized capital gains of US$ 6.2 million, resulting in a total investment income yield(1) of 3.5%, a decrease of 0.6 percentage points (3Q 2002 year-to-date: 4.1%). Converium reported total investment returns of US$ 299.3 million or 5.7%, an increase of 2.7 percentage points compared to the same period of the previous year (3Q 2002 year-to-date: 3.0%). Total revenues increased by 20.0% to US$ 2,894.4 million (3Q 2002 year-to-date: US$ 2,412.5 million). Cash flows from operating activities increased by 76.6% to US$ 904.0 million (3Q 2002 year-to-date: US$ 511.9 million(4)).
    At September 30, 2003, total assets were US$ 13,891.7 million, an increase of 15.3% (December 31, 2002: US$ 12,051.0 million); shareholders' equity was US$ 1,940.0 million, an improvement of 11.6% or US$ 202.0 million (December 31, 2002: US$ 1,738.0 million); book value per share was US$ 48.77, an increase of 12.0% or US$ 5.22 compared to December 31, 2002 (December 31, 2002: US$ 43.55).
    On October 3, 2003, Converium announced that the Board of Directors of Converium Holding Ltd appointed four new members to the Global Executive Committee, Dr Hans Peter Boller, Christian Felderer, Christoph Ludemann, and Gary Prestia, and approved changes to the organizational and financial reporting structures. The new management structure centers on global functional areas; Converium started to report in three new global business segments, Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. Administration expenses related to the Board of Directors, the Global Executive Committee, and other global functions are reported separately within Converium's Corporate Center. With this structure, Converium has fully aligned its operating platform with its global strategy. At the same time, the new segment reporting structure allows for a better assessment of the execution of Converium's strategy.

    Business Development

    Dirk Lohmann, Chief Executive Officer, said: "The strong performance we continued to experience in Standard Property & Casualty Reinsurance as well as in Specialty Lines reflects Converium's global franchise as well as our strong distribution, both direct and via broker. Today, our portfolio is well diversified by lines of business, globally balanced by regions, and well spread between short-, mid-, and long-tail business. The disciplined execution of our strategy resulted in substantial cash flows that drove the strong growth of total invested assets, the corresponding investment results will be a key value driver for future earnings."
    Martin Kauer, Chief Financial Officer, said: "Notwithstanding the interest rate increase, the conservative positioning of our bond portfolio in terms of duration and credit quality resulted in a relatively moderate decrease of the unrealized capital gains on the fixed income securities; however, this decrease has been compensated by the positive impact of the continued rebound of the equity markets, and overall we maintained the aggregate net unrealized gains positions at the level that was reported at the end of June 2003. Since year-end 2002, Converium's shareholders' equity increased by 11.6%, or by more than 13.0% including paid dividends, to US$ 1,940.0 million as per September 30, 2003. Our claims supporting capital of US$ 2,330.4 million enables us to continue to benefit from today's hard reinsurance market."
    Standard Property & Casualty Reinsurance, which represented approximately 38.2% of total net premiums written for the three months ended September 30, 2003, reported gross premiums written of US$ 383.4 million, an increase of 25.3% (3Q 2002 quarter-to-date: US$ 306.0 million), net premiums written of US$ 338.9 million, an increase of 11.2% (3Q 2002 quarter-to-date: US$ 304.7 million), and net premiums earned of US$ 422.9 million, an increase of 25.2% (3Q 2002 quarter-to-date: US$ 337.9 million). The growth was spread across most lines of business and primarily resulted from increased rates, increasing the share of clients' business upon renewing existing business or writing new business. A substantial part of this business was written on a proportional basis in lines of business that exhibit lower volatility in their performance over time and, therefore, carry higher expected non-life loss ratios compared to non-proportional catastrophe business. The non-life combined ratio was 93.7% for the three months ended September 30, 2003, an improvement of 15.4 percentage points (3Q 2002 quarter-to-date: 109.1%, including 14.8 percentage points caused by the European floods); the segment income for the third quarter 2003 was not materially impacted by developments of prior years' reserves. Total investment results decreased by 41.9% to US$ 20.9 million (3Q 2002 quarter-to-date: US$ 36.0 million). The segment income was US$ 50.8 million for the three months ended September 30, 2003, an increase of 647.1% or US$ 44.0 million (3Q 2002 quarter-to-date: US$ 6.8 million) that was primarily attributable to an improved non-life combined ratio. For the nine months ended September 30, 2003, gross premiums written increased by 19.9% to US$ 1,384.3 million, net premiums written by 14.5% to US$ 1,279.6 million, and net premiums earned by 16.4% to US$ 1,210.1 million; the non-life combined ratio improved by 7.6 percentage points to 92.6% (3Q 2002 year-to-date: 100.2% including 4.8 percentage points caused by the European floods); total investment results increased by 11.8% to US$
73.1 million; and the segment income increased by 169.9% to US$ 160.6 million.
    Frank Schaar, Executive Vice President, Standard Property & Casualty Reinsurance, commented: "The profitable growth of Standard Property & Casualty Reinsurance - net premiums written increased 14.5% to US$ 1,279.6 million for the first nine months of 2003 - was driven by the general third party liability and property lines of business. The non-life combined ratio of 92.6% for our Standard Property & Casualty Reinsurance segment for the first nine months of 2003 properly reflects the profitability of the business written in the last two years and modest claims from catastrophes."
    Specialty Lines, representing approximately 53.5% of total net premiums written for the three months ended September 30, 2003, reported gross premiums written of US$ 543.5 million, an increase of 45.6% (3Q 2002 quarter-to-date: US$ 373.3 million), net premiums written of US$ 474.7 million, an increase of 41.2% (3Q 2002 quarter-to-date: US$ 336.2 million), and net premiums earned of US$
408.2 million, an increase of 16.4% (3Q 2002 quarter-to-date: US$
350.6 million). The growth was spread across most lines of business, particularly professional liability and other specialty liability, aviation and space, and agribusiness, and primarily resulted from increased rates, increasing the share of clients' business upon renewing existing business or writing new business. The non-life combined ratio was 97.8% for the three months ended September 30, 2003, an improvement of 17.1 percentage points (3Q 2002 quarter-to-date: 114.9%); the segment income for the third quarter 2003 was not materially impacted by developments of prior years' reserves. Total investment results decreased by 39.4% to US$ 28.0 million (3Q 2002 quarter-to-date: US$ 46.2 million). The segment income was US$ 34.1 million for the third quarter ended September 30, 2003, an increase of US$ 39.4 million (3Q 2002 quarter-to-date: segment loss US$ 5.3 million) that was primarily attributable to the improved non-life combined ratio. For the nine months ended September 30, 2003, gross premiums written increased by 36.6% to US$ 1,532.3 million, net premiums written by 34.6% to US$ 1,405.6 million, and net premiums earned by 22.0% to US$ 1,231.7 million; the non-life combined ratio improved by 5.5 percentage points to 102.7%; total investment results increased by 16.1% to US$ 96.5 million; and the segment income increased by US$ 57.9 million to US$ 56.3 million.
    Benjamin Gentsch, Executive Vice President, Specialty Lines, said:
"Net premiums written of the Specialty Lines segment increased by 34.6% to US$ 1,405.6 million for the first three quarters of 2003; the lines of business professional liability and other specialty liability, aviation and space, and agribusiness contributed substantially to this profitable growth. For the first three quarters of 2003, the non-life combined ratio improved by 5.5 percentage points to 102.7%. Due to the mid- to long-tail character of most of the Specialty Lines business, the invested assets offsetting reserves are expected to generate substantial investment results in the future and to contribute to the segment income."
    Life & Health Reinsurance, which represented approximately 8.3% of total net premiums written for the three months ended September 30, 2003, reported gross premiums written of US$ 82.7 million, an increase of 25.9% (3Q 2002 quarter-to-date: US$ 65.7 million), net premiums written of US$ 73.8 million, an increase of 30.9% (3Q 2002 quarter-to-date: US$ 56.4 million), and net premiums earned of US$
87.5 million, an increase of 32.0% (3Q 2002 quarter-to-date: US$ 66.3 million). The growth was primarily driven by the accident and health line of business in North America and in Continental Europe. In the three months ended September 30, 2003, based on in-depth analyses, a substantially enhanced model, and best estimates applied as assumptions for all key parameters, the Life & Health Reinsurance segment strengthened the total net reserves of its Guaranteed Minimum Death Benefit (GMDB) business by US$ 14.3 million to US$ 58.1 million. Converium has secured the ability to call upon additional reinsurance protection of up to US$ 75.0 million over the strengthened reserve levels at September 30, 2003. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions - i.e. mortality risks, lapse rate risks, withdrawal rate-risks, and investment risks - incorporated in our models. The net amount at risk further decreased to US$ 1,032.8 million as per September 30, 2003. For the three months ended September 30, 2003, Converium's Life & Health Reinsurance segment reported a technical result(5) of minus US$ 14.1 million
(3Q 2002 quarter-to-date: minus US$ 10.5 million), this was due to the developments on the closed block of Guaranteed Minimum Death Benefit
(GMDB) business that contributed a technical result of minus US$ 20.7 million (3Q 2002 quarter-to-date: minus US$ 4.0 million); the Life & Health segment excluding GMDB reported a technical result of US$ 6.6 million, an improvement of US$ 13.1 million (3Q 2002 quarter-to-date: minus US$ 6.5 million). Total investment results decreased by 39.4% to US$ 4.0 million (3Q 2002 quarter-to-date: US$ 6.6 million). For the three months ended September 30, 2003, the segment loss was US$ 14.8 million (3Q 2002 quarter-to-date: segment loss US$ 8.4 million). For the nine months ended September 30, 2003, gross premiums written increased by 25.9% to US$ 305.5 million, net premiums written by 26.4% to US$ 286.1 million, and net premiums earned by 22.9% to US$ 273.6 million. The technical result for the first nine months of 2003 was minus US$ 16.0 million (3Q 2002 year-to-date: minus US$ 5.2 million), including minus US$ 35.3 million from the GMDB-book (3Q 2002 year-to-date: minus US$ 4.0 million); the Life & Health segment excluding GMDB reported a technical result of US$ 19.3 million, an improvement of US$ 20.5 million (3Q 2002 year-to-date: minus US$ 1.2 million). Total investment results increased by 15.0% to US$ 13.8 million; the segment loss was US$ 13.4 million (3Q 2002 year-to-date: segment loss US$ 2.9 million).
    Christoph Ludemann, Executive Vice President, Life & Health Reinsurance, commented: "The execution of our Life & Health strategy continued to contribute to Converium's overall performance - the growth of the Life & Health Reinsurance segment, where net premiums written increased 26.4% to US$ 286.1 million for the first nine months of 2003 - was primarily attributable to the accident and health line of business. We addressed the reserving position for our GMDB-book: we now carry strong reserves for the GMDB-exposures and have the ability to call upon additional broad protection against future life benefit increases arising out of adverse movements in the many variables included in our models."

    The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

    About Converium

    Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs more than 800 people in 22 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11th terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an "A" rating (stable outlook) both from Standard & Poor's and A.M. Best Company.

    Important Disclaimer

    This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11, 2001 attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters such as the September 11, 2001 attack in the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



Converium: Interim statements of income (unaudited)

(In US$ million, unless      Three months     Nine months      Year
 noted)                         ended            ended         ended
                             September 30     September 30     Dec 31
                                                                2002
                             2003    2002     2003    2002   (audited)
----------------------------------------------------------------------
Revenues
----------------------------------------------------------------------
Gross premiums written      1,009.6  745.0  3,222.1  2,518.7  3,535.8
----------------------------------------------------------------------
Less ceded premiums written  -122.2  -47.7   -250.8   -129.9   -213.6
----------------------------------------------------------------------
Net premiums written          887.4  697.3  2,971.3  2,388.8  3,322.2
----------------------------------------------------------------------
Net changed in unearned
 premiums                      31.2   57.5   -255.9   -116.9   -156.7
----------------------------------------------------------------------
Net premiums earned           918.6  754.8  2,715.4  2,271.9  3,165.5
----------------------------------------------------------------------
Net investment income          54.2   58.9    177.2    191.9    251.8
----------------------------------------------------------------------
Net realized capital
 (losses) gains                -1.3   29.9      6.2    -31.4    -10.3
----------------------------------------------------------------------
Other (loss) income               -  -23.5     -4.4    -19.9     -1.2
----------------------------------------------------------------------
Total revenues                971.5  820.1  2,894.4  2,412.5  3,405.8
----------------------------------------------------------------------

Benefits, losses and expenses
----------------------------------------------------------------------
Losses, loss adjustment
 expenses and life benefits  -662.2 -678.5 -1,994.9 -1,789.0 -2,492.0
----------------------------------------------------------------------
Underwriting acquisition
 costs                       -201.8 -131.3   -582.3   -478.7   -666.7
----------------------------------------------------------------------
Other operating and
 administration expenses      -45.5  -48.2   -142.4   -132.3   -173.3
----------------------------------------------------------------------
Interest expense               -6.9   -3.4    -23.9    -11.4    -16.4
----------------------------------------------------------------------
Total benefits, losses and
 expenses                    -916.4 -861.4 -2,743.5 -2,411.4 -3,348.4
----------------------------------------------------------------------
Income (loss) before taxes     55.1  -41.3    150.9      1.1     57.4
----------------------------------------------------------------------
Income tax (expense) benefit  -10.8   35.7    -22.0     24.9     49.4
----------------------------------------------------------------------
Net income (loss)              44.3   -5.6    128.9     26.0    106.8
----------------------------------------------------------------------
Basic earnings (loss) per
 share                         1.12  -0.14     3.24     0.65     2.68
----------------------------------------------------------------------
Diluted earnings (loss) per
 share                         1.10  -0.14     3.20     0.64     2.64
----------------------------------------------------------------------

Converium: Interim balance sheets

(In US$ million, unless noted)                      Sept 30
                                                      2003     Dec 31
                                                  (unaudited)   2002
----------------------------------------------------------------------
Assets
----------------------------------------------------------------------
Invested assets
----------------------------------------------------------------------
Held-to-maturity securities:
 Fixed maturities                                    416.6         -
----------------------------------------------------------------------
Available-for-sale securities:
 Fixed maturities                                  3,969.5    3,443.1
 Equity securities                                   735.8      530.8
----------------------------------------------------------------------
Other investments                                    181.0      177.3
----------------------------------------------------------------------
Short-term investments                               217.2      318.0
----------------------------------------------------------------------
Total investments                                  5,520.1    4,469.2
----------------------------------------------------------------------
Funds Withheld Asset                               1,582.9    1,648.1
----------------------------------------------------------------------
Total invested assets                              7,103.0    6,117.3
----------------------------------------------------------------------
Other Assets
----------------------------------------------------------------------
Cash and cash equivalents                            294.3      361.5
----------------------------------------------------------------------
Premiums receivables:
 Current                                             195.8      131.9
 Accrued                                           2,031.0    1,589.4
----------------------------------------------------------------------
Reinsurance assets:
 Underwriting reserves                             1,667.4    1,627.7
 Insurance balances receivable, net                  245.8      239.9
----------------------------------------------------------------------
Funds held by reinsureds                           1,154.1      935.9
----------------------------------------------------------------------
Deferred policy acquisition costs                    364.9      264.9
----------------------------------------------------------------------
Deferred income taxes                                338.9      391.8
----------------------------------------------------------------------
Other assets                                         496.5      390.7
----------------------------------------------------------------------
Total Assets                                      13,891.7   12,051.0
----------------------------------------------------------------------

Liabilities and equity
----------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------
Losses and loss adjustment expenses, gross
                                                   7,508.2    6,821.3
----------------------------------------------------------------------
Unearned premiums, gross                           1,481.5    1,170.7
----------------------------------------------------------------------
Future life benefits, gross                          478.7      371.7
----------------------------------------------------------------------
Other reinsurance liabilities                      1,022.4      661.6
----------------------------------------------------------------------
Funds held under reinsurance contracts               506.6      429.5
----------------------------------------------------------------------
Deferred income taxes                                140.3      133.9
----------------------------------------------------------------------
Accrued expenses and other liabilities               423.6      333.9
----------------------------------------------------------------------
Debt                                                 390.4      390.4
----------------------------------------------------------------------
Total liabilities                                 11,951.7   10,313.0
----------------------------------------------------------------------
Equity
----------------------------------------------------------------------
Common stock                                         253.0      253.0
----------------------------------------------------------------------
Additional paid-in capital                         1,332.3    1,330.9
----------------------------------------------------------------------
Treasury stock                                        -8.7       -3.3
----------------------------------------------------------------------
Unearned stock compensation                           -5.0      -10.0
----------------------------------------------------------------------
Accumulated other comprehensive income (loss):
 Net unrealized gains (losses) on    investments,
  net of taxes                                        93.2      -53.3
 Cumulative translation adjustments                   72.4      113.9
----------------------------------------------------------------------
Total accumulated other comprehensive income         165.6       60.6
----------------------------------------------------------------------
Retained earnings                                    202.8      106.8
----------------------------------------------------------------------
Total equity                                       1,940.0    1,738.0
----------------------------------------------------------------------
Total liabilities and equity                      13,891.7   12,051.0
----------------------------------------------------------------------

Converium: Interim statements of cash flows (unaudited)

(In US$ million, unless noted)                Nine months     Year
                                                 ended        ended
                                              September 30    Dec 31
                                                               2002
                                              2003    2002  (audited)
----------------------------------------------------------------------
Cash flows from operating activities
----------------------------------------------------------------------
Cash provided by operating activities         904.0    648.6    870.4
----------------------------------------------------------------------

----------------------------------------------------------------------
Cash flows from investing activities
----------------------------------------------------------------------
 Purchases of fixed maturities held-to-
      maturity                               -108.9        -        -
 Proceeds from sales and maturities of
      fixed maturities available-for-sale   2,786.1  2,045.5  4,573.3
 Purchases of fixed maturities available-
  for-    sale                             -3,553.3 -1,878.9 -5,375.3
----------------------------------------------------------------------
Cash flows from investing activities (fixed
 maturities)                                 -876.1    166.6   -802.0
----------------------------------------------------------------------
 Proceeds from sales of equity securities      41.0    375.5    599.2
 Purchases of equity securities              -182.0   -582.0   -651.1
----------------------------------------------------------------------
Cash flows from investing activities
 (equity securities)                         -141.0   -206.5    -51.9
----------------------------------------------------------------------
 Net decrease (increase) in short-term
      investments                             108.3      0.1   -228.5
 Proceeds from sales of other assets           25.1     24.5     33.0
 Purchases of other assets                    -62.7    -41.5    -43.9
----------------------------------------------------------------------
Cash flows from investing activities
 (other)                                       70.7    -16.9   -239.4
----------------------------------------------------------------------
Net cash used in investing activities        -946.4    -56.8 -1,093.3
----------------------------------------------------------------------

----------------------------------------------------------------------
Cash flows from financing activities
----------------------------------------------------------------------
 Issuance of guaranteed subordinated
      notes                                       -        -    193.7
 Purchases of common shares
 Proceeds from issuance of common              -5.4    -10.3    -14.7
   shares                                         -      0.2        -
 Dividends to shareholders                    -29.2        -        -
----------------------------------------------------------------------
Net cash used in financing activities         -34.6    -10.1    179.0
----------------------------------------------------------------------
Effect of exchange rate changes on cash and
 cash equivalents                               9.8     19.2    -15.1
----------------------------------------------------------------------
Change in cash and cash equivalents           -67.2    600.9    -59.0
----------------------------------------------------------------------
Cash and cash equivalents as of January 1     361.5    420.5    420.5
----------------------------------------------------------------------
Cash and cash equivalents as of September
 30, respectively December 31                 294.3  1,021.4    361.5
----------------------------------------------------------------------

Converium: Standard Property & Casualty Reinsurance

(Unaudited; in US$ million, unless     Three months     Nine months
 noted)                                    ended           ended
                                       September 30     September 30
                                       2003    2002     2003    2002
----------------------------------------------------------------------
Gross premiums written                 383.4  306.0   1,384.3 1,154.4
-growth (%)                            +25.3%          +19.9%
----------------------------------------------------------------------
Net premiums written                   338.9  304.7   1,279.6 1,118.0
-growth (%)                            +11.2%          +14.5%
----------------------------------------------------------------------
Net premiums earned                    422.9  337.9   1,210.1 1,039.6
-growth (%)                            +25.2%          +16.4%
----------------------------------------------------------------------
Non-life loss ratio(6)                  66.2% 87.7%     66.0%   73.1%
-change in percentage points           -21.5 pts        -7.1 pts
----------------------------------------------------------------------
Non-life underwriting expense           23.5% 16.0%     22.6%   22.6%
 ratio(7)
-change in percentage points            +7.5 pts            -
----------------------------------------------------------------------
Non-life administration expense          4.0%  5.4%       4.0%   4.5%
 ratio(8)
-change in percentage points             -1.4 pts        -0.5 pts
----------------------------------------------------------------------
Non-life combined ratio(9)              93.7% 109.1%     92.6% 100.2%
-change in percentage points           -15.4  pts        -7.6 pts
----------------------------------------------------------------------
Total investment results(10)            20.9  36.0       73.1   65.4
-growth (%)                            -41.9%           +11.8%
----------------------------------------------------------------------
Average annualized total investment      2.9%  6.7%       3.5%   4.1%
 income yield (pre-tax)(11)
-change in percentage points            -3.8 pts         -0.6 pts
----------------------------------------------------------------------
Segment income                          50.8   6.8      160.6   59.5
-growth (%)                              n.m.          +169.9%
----------------------------------------------------------------------
Retention ratio(12)                     88.4% 99.6%      92.4%  96.8%
----------------------------------------------------------------------

Converium: Specialty Lines

(Unaudited; in US$ million, unless    Three months     Nine months
 noted)                                  ended            ended
                                      September 30     September 30
                                       2003   2002     2003    2002
----------------------------------------------------------------------
Gross premiums written                 543.5  373.3   1,532.3 1,121.6
-growth (%)                            +45.6%           +36.6%
----------------------------------------------------------------------
Net premiums written                   474.7  336.2   1,405.6 1,044.4
-growth (%)                            +41.2%           +34.6%
----------------------------------------------------------------------
Net premiums earned                    408.2         1,231.7
-growth (%)                            +16.4% 350.6    +22.0% 1,009.7
----------------------------------------------------------------------
Non-life loss ratio(6)                  72.3%  92.1%    78.0%    83.8%
-change in percentage points           -19.8 pts        -5.8 pts
----------------------------------------------------------------------
Non-life underwriting expense           21.5%  17.0%    20.7%    19.7%
 ratio(7)
-change in percentage points            +4.5 pts        +1.0 pt
----------------------------------------------------------------------
Non-life administration expense          4.0%   5.8%     4.0%     4.7%
 ratio(8)
-change in percentage points            -1.8 pts        -0.7 pts
----------------------------------------------------------------------
Non-life combined ratio(9)              97.8% 114.9%   102.7%   108.2%
-change in percentage points        -17.1 pts           -5.5 pts
----------------------------------------------------------------------
Total investment results(10)            28.0   46.2     96.5     83.1
-growth (%)                            -39.4%          +16.1%
----------------------------------------------------------------------
Average annualized total investment      2.9%   6.7%     3.5%     4.1%
 income yield (pre-tax)( 11)
-change in percentage points            -3.8 pts        -0.6 pts
----------------------------------------------------------------------
Segment income (loss)                   34.1   -5.3     56.3     -1.6
-growth (%)                              n.m.            n.m.
----------------------------------------------------------------------
Retention ratio(12)                     87.3%  90.1%    91.7%    93.1%
----------------------------------------------------------------------

Converium: Life & Health Reinsurance

(Unaudited; in US$ million, unless       Three months    Nine months
 noted)                                      ended          ended
                                          September 30   September 30
                                           2003  2002    2003   2002
----------------------------------------------------------------------
Gross premiums written                     82.7  65.7   305.5   242.7
-growth (%)                               +25.9%        +25.9%
----------------------------------------------------------------------
Net premiums written                       73.8  56.4   286.1   226.4
-growth (%)                               +30.9%        +26.4%
----------------------------------------------------------------------
Net premiums earned                        87.5  66.3   273.6   222.6
-growth (%)                               +32.0%        +22.9%
----------------------------------------------------------------------
Underwriting expense ratio life &          16.8% 26.8%   19.9%   20.3%
 health(13)
-change in percentage points              -10.0 pts      -0.4 pts
----------------------------------------------------------------------
Administration expense ratio life &         5.4%  6.8%    4.1%    4.4%
 health(14)
-change in percentage points               -1.4 pts      -0.3 pts
----------------------------------------------------------------------
Total investment results(10)                4.0   6.6    13.8    12.0
-growth (%)                               -39.4%        +15.0%
----------------------------------------------------------------------
Average annualized total investment         2.9%  6.7%    3.5%    4.1%
 income yield (pre-tax)(11 )
-change in percentage points               -3.8 pts      -0.6 pts
----------------------------------------------------------------------
Segment loss                              -14.8  -8.4   -13.4    -2.9
----------------------------------------------------------------------
Retention ratio(12)                        89.2% 85.8%   93.6%   93.3%
----------------------------------------------------------------------

Converium: Corporate Center

(Unaudited; in US$ million, unless        Three months    Nine months
 noted)                                      ended          ended
                                          September 30   September 30
                                           2003  2002    2003    2002
----------------------------------------------------------------------
Operating and administration expenses      -8.1  -7.5   -24.3   -22.6
- change (%)                               +8.0%         +7.5%
----------------------------------------------------------------------
Other (loss) income                           - -23.5    -4.4   -19.9
- change (%)                             -100.0%        -77.9%
----------------------------------------------------------------------
Interest expense                           -6.9  -3.4   -23.9   -11.4
-change (%)                              +102.9%       +109.6%
----------------------------------------------------------------------


(1) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(2) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in unrealized gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(3) Return on equity is defined as net income (after-tax) divided by shareholders' equity at the beginning of the period, annualized.

(4) Excluding US$ 136.7 million received reimbursement of reinsurance recoverable in dispute in the second quarter of 2002.

(5) Technical result is defined as net premiums earned minus losses, loss adjustment expenses & life benefits minus underwriting acquisition costs.

(6) Non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.

(7) Non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.

(8) Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

(9) Non-life combined ratio is defined as non-life loss ratio plus non-life underwriting expense ratio plus non-life administration expense ratio.

(10)Total investment results are defined as net investment income plus net realized capital gains (losses).

(11)Average annualized total investment income yield (pre-tax) is defined as annualized total investment results divided by the average of beginning and ending investment balances (including cash and cash equivalents).

(12)Retention ratio is defined as net premiums written divided by gross premiums written.

(13)The underwriting expense ratio is defined as underwriting expenses divided by net premiums earned.

(14)The administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

    CONTACT: Converium Holding Ltd
             Media Relations:
             Michael Schiendorfer, +41 0 1 639 96 57
             michael.schiendorfer@converium.com
             Investor Relations:
             Zuzana Drozd, +41 0 1 639 91 20
             zuzana.drozd@converium.com
             www.converium.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CONVERIUM HOLDING AG




                            By:
                                ---------------------------
                                Name:   Martin Kauer
                                Title:  CFO




                            By:
                                ---------------------------
                                Name:   Christian Felderer
                                Title:  General Legal Counsel


                                Date: October 28, 2003